UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

LaserLock Technologies, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

51807L101

(CUSIP Number)

VerifyMe, Inc.
c/o Nix Patterson & Roach, L.L.P.
205 Linda Drive
Daingerfield, TX 75638
Attention: Claudio Ballard
(903) 645-7333

(Name, Address and Telephone Number of Person Authorized
 to Receive Notices and Communications)

with a copy to:

Stephen M. Besen
Shearman & Sterling LLP
599 Lexington Avenue
New York, NY 10022-6069
(212) 848-4000

January 31, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 51807L101	Page 2 of 6 Pages

1		NAME OF REPORTING PERSONS VerifyMe, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 153,333,332*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 153,333,332*
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 153,333,332*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47.3%
14		TYPE OF REPORTING PERSON (See Instructions) CO

*
Includes warrants to purchase 87,777,777 Shares, which are not currently exercisable within 60 days but of which the Reporting Person claims beneficial ownership.  Such warrants are pursuant to (i) the October 2012 transaction, (ii) the Investment Agreement, (iii) the Patent License Agreement, (iv) the APA, (v) the Technology and Services Agreement, each as further described in Item 5 of the Initial Schedule (as defined in Item 1 herein), and (vi) the Subscription Agreement, as further described in Item 3 herein.

Page 2 of 6 Pages

Item 1.	Security and Issuer.

This Amendment No. 1 to the Schedule 13D (“Amendment No. 1”) relates to the common stock, par value $0.001 per share (the “Shares”), issued by LaserLock Technologies, Inc., a Nevada corporation (the “Company”), and hereby amends the Schedule 13D filed with the Securities and Exchange Commission on January 10, 2013 (the “Initial Schedule”, together with Amendment No. 1, the “Schedule 13D”) on behalf of the Reporting Person.  Capitalized terms used but not defined herein shall have the meanings attributed to them in the Schedule 13D.  All items or responses not described herein remain as previously reported in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and supplemented by adding the following:

On January 31, 2013, VerifyMe and the Company entered into the Subscription Agreement (the “Subscription Agreement”) pursuant to which VerifyMe purchased 33,333,333 shares of Preferred Stock.  The Company also issued VerifyMe a warrant granting VerifyMe the right to purchase an additional 33,333,333 Shares with an initial exercise price per Share of $0.12.  The aggregate purchase price is $1,000,000.

VerifyMe used available cash on hand, which was placed in escrow on December 31, 2012 in connection with the December 31, 2012 investments, to fund the cash payments used as consideration for the purchase of the Preferred Stock and warrants to purchase Shares under the Subscription Agreement.

Item 5.	Interest in Securities of the Company.

The responses of the Reporting Person to rows (7) through (13) of the cover pages of this Schedule 13D are incorporated herein by reference.

(a)-(b)           The percentages used herein are calculated based upon a total of 324,003,664 Shares, which  is comprised of: (i) 202,892,554 Shares outstanding as of the date hereof disclosed to the Reporting Person by the Company, (ii) 33,333,333 Shares, which are issuable upon conversion of the Preferred Stock at any time and from time to time, and (iii) 87,777,777 Shares issuable upon the exercise of all of the outstanding warrants owned by the Reporting Person.

As of the date of this Schedule 13D, the Reporting Person beneficially owned in the aggregate 153,333,332 Shares, which is comprised of: (i) 32,222,222 Shares, as disclosed on the Initial Schedule, (ii) 33,333,333 Shares currently issuable upon conversion of the Preferred Stock, (iii) warrants to purchase an aggregate of 54,444,444 Shares, as disclosed in the Initial Schedule, and (iv) warrants to purchase an aggregate of 33,333,333 Shares issued pursuant to the Subscription Agreement.  Such Shares constitute approximately 47.3% of the outstanding Shares after giving effect to: (i) the conversion of such Preferred Stock and (ii) the exercise of all of the warrants.

The Reporting Person has the sole power to vote or direct the vote of and to dispose of or direct the disposition of all of the Shares beneficially owned by it.  IVP is the owner of all of the voting stock of the Reporting Person.  Each of IVP, as the owner of all the voting stock of the Reporting Person, and Mr. Ballard, as the managing member of IVP, may be deemed to share the power to vote and dispose of the Shares owned by the Reporting Person and be deemed to beneficially own such Shares.  Each of IVP and Mr. Ballard disclaims beneficial ownership of such Shares.

Page 3 of 6 Pages

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

The responses to Items 3 and 4 are incorporated herein by reference.

Subscription Agreement

Pursuant to the Subscription Agreement, VerifyMe purchased $1,000,000 stated amount of Preferred Stock.  The Company also issued VerifyMe a warrant granting VerifyMe the right to purchase an additional 33,333,333 Shares with an initial exercise price per Share of $0.12.  The aggregate purchase price is $1,000,000.  In addition to customary risk factors and indemnification provisions, at any time within two years after the closing date, VerifyMe has the right to require that the Company repurchase up to all of the capital stock of the Company and warrants exercisable for capital stock of the Company held by VerifyMe, in exchange for the price originally paid by VerifyMe, upon the occurrence of: (a) the consummation of any bona fide business acquisition of the Company, (b) the incurring of any indebtedness of the Company, (c) the issuance or sale of preferred stock or any other equity securities having a preference on liquidation senior to Shares, or (d) the sale by the Company of its capital stock or warrants exercisable for its capital stock at a price below $0.03 per share.  Each share of  Preferred Stock is convertible, at the option of the holder, at any time and from time to time, into such number of fully paid and nonassessable Shares as is determined by dividing the original issue price by the conversion price, which is initially equal to $0.03.

A copy of the Subscription Agreement is filed as Exhibit 1.03 to this Schedule 13D and incorporated herein by reference.

Warrant for 33,333,333 Shares

Subject to the terms and conditions of the Subscription Agreement and the warrant for 33,333,333 Shares (the “Warrant”), VerifyMe is entitled, upon surrender of the Warrant, to purchase from the Company an additional 33,333,333 Shares at an initial exercise price per Share equal to $0.12 subject to adjustment.  The Warrant will be exercisable during the term commencing on the date that is six months after January 31, 2013 and terminating five years thereafter.  In addition to customary rights and indemnification provisions, if (i) VerifyMe demands the Company file and make effective a registration statement with the Securities and Exchange Commission (the “SEC”) and (ii) the Company has not filed the registration statement by the later of (a) two months after the date such registration demand has been made and (b) the six months after the Original Issue Date (as defined in the Warrant) (such date, the “Filing Date”), then (x) beginning on the day following the Filing Date, the applicable exercise price will be reduced by $0.01, (y) until the Company has filed the registration statement with the SEC, on each subsequent one month anniversary of the Filing Date, the applicable exercise price will be reduced by $0.01 (such mechanism, the “Late Filing Reduction”).

A copy of the Warrant is filed as Exhibit 1.04 to this Schedule 13D and incorporated herein by reference.

Page 4 of 6 Pages

Item 7.	Materials to be Filed as Exhibits.

Exhibit 1.03:	Subscription Agreement, dated as of January 31, 2013, between LaserLock Technologies, Inc. and VerifyMe, Inc.

Exhibit 1.04:	Warrant for 33,333,333 Shares, dated as of January 31, 2013, between LaserLock Technologies, Inc. and VerifyMe, Inc.

Page 5 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:  February 4, 2013

VERIFYME, INC.

By:	/s/ Claudio Ballard
	Name:	Claudio Ballard
	Title:	President

[Signature Page of Schedule 13D Amendment No. 1]